Cooper Industries
P. O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
April 30, 2009
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel – Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cooper Industries, Ltd. (“Cooper”) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File no. 1-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated April 8, 2009 with respect to the above-referenced File. We responded earlier on April 13, 2009 indicating we would provide our response by April 30, 2009. We will comply with your comments in future filings as explained in our responses below.
Form 10-K for the Fiscal Year ended December 31, 2008
Critical Accounting Policies, page 19
1. As disclosed in Note 1 to our financial statements and our critical accounting policies in MD&A, January 1 is the date of our annual goodwill impairment test. We disclosed that we completed the annual impairment test of goodwill as of January 1, 2008 and concluded that the results of step one of the goodwill impairment tests did not require the completion of step two for any reporting unit. Throughout 2008 and in the preparation of our 2008 financial statements, we concluded that no interim impairment test under SFAS 142 was required.
SFAS 142, paragraph 28, requires that goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In reaching our

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 30, 2009

conclusion that an interim impairment test was not required in 2008, we considered the impact on our businesses from the changes in the current economic environment that occurred in the latter part of 2008 and determined that it was not “more likely than not” that the fair value of a reporting unit had been reduced below its carrying amount. In making that assessment, we note that prior to the issuance of our 2008 financial statements, we had completed the first step of our January 1, 2009 impairment tests, and determined that, in all cases, the estimated fair value of each reporting unit exceeded its carrying value by at least 35 percent.
Please also refer to our response to Staff comment #2 below.
2. We will include additional disclosure regarding our impairment testing policy in future filings. The following disclosure is being included in our Form 10-Q for the quarter ended March 31, 2009.
     Cooper has goodwill of $2.55 billion and $2.57 billion at March 31, 2009 and December 31, 2008, respectively. Cooper records goodwill related to business acquisitions when the purchase price exceeds the fair value of identified assets and liabilities acquired. Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill is subject to an annual impairment test. Cooper has designated January 1 as the date of its annual goodwill impairment test. If an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. Cooper has identified eight reporting units for which goodwill is tested for impairment.
     Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of its goodwill to measure the amount of impairment loss. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (e.g., the fair value of the reporting unit is allocated to all of the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).
     The primary technique we utilize in estimating the fair value of our reporting units is discounted cash flow analysis. Discounted cash flow analysis requires us to make various judgments, estimates and assumptions about future sales, operating margins, growth rates, capital expenditures, working capital and discount rates. The starting point for these assumptions is the long range financial forecast. The detailed

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 30, 2009

planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including inflationary and deflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, customer needs and other marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long range financial forecast period.
     The long range financial forecast is typically completed in the third quarter of each year, and it serves as the primary basis for our estimate of reporting unit fair values, absent significant changes in our outlook on future results. In the fourth quarter of 2008, the global financial and credit crisis and economic slowdown impacted the majority of our businesses. As a result, we revised the operating plans and discounted cash flows included in our initial long range financial forecast for each reporting unit to reflect our most current assessment of estimated fair value for purposes of the January 1, 2009 goodwill impairment test. In addition, we compared the sum of the fair values that resulted from our discounted cash flow analysis to our market capitalization to determine that our estimates of fair value were reasonable. As of December 31, 2008, our equity market capitalization was approximately $5.1 billion, compared to the $2.6 billion book value of equity.
     In the first step of our January 1, 2009 impairment tests, we determined that, in all cases, the estimated fair value of each reporting unit exceeded its carrying value by at least 35 percent; therefore, step two of the goodwill impairment test was not required for any reporting unit. There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, we may be required to perform the second step of the impairment test, which could result in a material impairment of our goodwill.
Notes to Consolidated Financial Statements
Note 5: Property, Plant and Equipment, page F-14
3.	As of December 31, 2008, “all other” property, plant and equipment comprised: computer hardware and software of approximately $357 million (net book value of $83 million); furniture, fixtures and equipment of approximately $60 million (net book value of $12 million); and transportation equipment of approximately $31 million (net book value of $10 million). These assets are being depreciated over 3 – 7 years, 3 – 10 years, and 3 – 10 years, respectively. Beginning with the 2009 Form 10-K, we will expand our disclosure to disclose computer hardware and software separate from the “all other” line item.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 30, 2009

Note 7: Accrued Liabilities, page F-15
4.	As of December 31, 2008, “commissions and customer incentives” includes approximately $30 million related to commissions; approximately $62 million related to a volume-based customer incentive program; and approximately $49 million related to agreed-upon sales discounts and promotions.

Pursuant to our volume-based customer incentive program, we agree with certain customers that we will make a cash payment to them if the customer completes a specified cumulative level of purchases from Cooper during a calendar year. The cash payments are typically made to our customers in the first quarter of the following year. We account for this program in accordance with EITF 01-9. Therefore, we recognize the obligation as a reduction of reported revenues systematically throughout the year based on our estimate of the incentive amount expected to be earned during the year applied to each of the underlying qualified revenue transactions made during the calendar year. Our estimates are derived from a global enterprise business system application used to track qualifying customer sales on a daily basis.

With respect to the agreed-upon sales discounts and promotions, this amount relates to contractually agreed-upon reductions to the stated purchase prices of our products for certain of our customers. Customers involved in this program are entitled to submit a claim for cash consideration to Cooper based on the customer’s sale of the product to the ultimate end-user. In general, these claims are submitted to Cooper for payment within 90 days of the original sale to our customer. In accordance with EITF 01-9, we recognize the amount of the rebate as a reduction of revenue on the date of sale based on our estimate of the discount we will pay to the customer.

Beginning with the 2009 Form 10-K, we will revise our disclosures to provide more information regarding our accounting for these programs.
In connection with responding to the Staff’s comments, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 30, 2009

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8413 or, in my absence, Rick L. Johnson, Vice President, Controller and Chief Accounting Officer at (713) 209-8460.
Sincerely,
/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer